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Prospectus Supplement                           Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 18, 1999)                   Registration No. 333-70613

                                  RMI.NET, INC.

         We have prepared this prospectus supplement to update information included in our prospectus dated June 18, 1999. Our prospectus relates to the offer and issuance of up to 4,000,000 shares of our common stock in acquisitions of other businesses. This prospectus supplement includes a brief description of our most recent acquisitions.

RECENT ACQUISITIONS

         On June 22, 1999, we completed the acquisition by merger of IdealDial Corporation, an enhanced full-service telecommunications provider based in Denver, Colorado. At March 31, 1999, IdealDial Corporation had annualized revenues of approximately $6.7 million. We issued an aggregate amount of $1.74 million of common stock to complete the acquisition, which included 73,306 registered shares.

         On June 24, 1999, we completed the acquisition by merger of Internet Connect, Inc., an internet service provider based in Salt Lake City, Utah. At March 31, 1999, Internet Connect, Inc. had annualized revenues of approximately $1.2 million. We issued an aggregate amount of $1.44 million of common stock to complete the acquisition, which included 37,670 registered shares.

RECENT DEVELOPMENTS

         On July 8, 1999, we received confirmation that the Secretary of State of Delaware has received and certified our amended and restated Certificate of Incorporation, thereby completing the change of our name from Rocky Mountain Internet, Inc. to RMI.NET, Inc. Our common stockholders approved the name change at the 1999 Annual Meeting of Stockholders.

             The date of this prospectus supplement is July 9, 1999.